

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2022

William J. Levy
Senior Director
Investment Grade R.E. Income Fund, L.P.
831 State Street, Suite 280
Santa Barbara, California 93101

> **Re: Investment Grade R.E. Income Fund, L.P.**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 3**
> **Filed June 22, 2022**
> **File No. 024-11181**

Dear Mr. Levy:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-qualification Amendment No. 3 to Offering Statement on Form 1-A filed June 22, 2022

Cover Page

1. We note your disclosure that you have sold 9,383,133 of the 40,000 Units offered. Please reconcile this disclosure or advise.

Independent Auditors' Report, page 45

2. Please have your auditor include a signature on the Independent Auditors' Report.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Isabel Rivera at 202-551-3518 or Pam Howell at 202-551-3357 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jason Luhan